UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **January 24, 2006**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 7.01 Regulation FD Disclosure.

News Release of American Independence Corp. dated January 24, 2006 titled "American Independence Corp. Announces Intention To Write Fully-Insured And Self-Funded Health Insurance And Comments On 2005 Fourth Quarter Performance". A copy of the release is furnished as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1   News Release of American Independence Corp. dated January 24, 2006 titled "American Independence Corp. Announces Intention To Write Fully-Insured And Self-Funded Health Insurance And Comments On 2005 Fourth Quarter Performance".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INPENDENCE CORP.

(Registrant)

By: Teresa A. Herbert

Date: January 27, 2006

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   CONTACT: DAVID T. KETTIG
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES INTENTION TO WRITE FULLY-
INSURED AND SELF-FUNDED HEALTH INSURANCE AND COMMENTS ON 2005 FOURTH
QUARTER PERFORMANCE**

New York, New York, January 24, 2006, American Independence Corp. (NASDAQ: AMIC) today announced that Independence American Insurance Company will begin filing Consumer Driven Health Plans (CDHPs) for small employers and individuals in 20 states. Recent studies have found CDHP enrollment will reach 12 million participants (7% of the commercially insured market) by 2007 and soar to 24% of that market by 2010. Independence American, which is currently licensed in 36 states and the District of Columbia, currently has employer medical stop-loss policies approved in 24 states, and is actively seeking opportunities to write this business. Independence American anticipates receiving additional state licenses in 2006.

The Company's principal shareholder, Independence Holding Company ("IHC"), today announced the execution of a definitive agreement to acquire Insurers Administrative Corporation ("IAC"), which is a leading administrator, manager and distributor of CDHPs and other health insurance products. It has over 380 salaried and contract employees who currently administer approximately $220 million of individual and group health and life premiums and premium-equivalents, which relates to approximately 125,000 covered lives. IHC currently insures approximately 30% of this business, and cedes 10% of this to Independence American. IHC and Independence American have agreed, subject to regulatory approval, that 10% of any new business produced by IAC on behalf of IHC will be ceded to Independence American. In addition, AMIC believes that the acquisition of IAC will create additional opportunities for Independence American to become an issuing carrier of CDHPs and employer medical stop-loss.

Roy Thung, Chief Executive Officer of AMIC, commented "We believe that IHC's acquisition of IAC will be beneficial to AMIC. In addition to generating more premiums to cede to Independence American, opportunities will arise where IHC will prefer to write business through Independence American due to marketing relationships. We anticipate that this will include CDHPs and other lines of fully-insured health business. Expanding our fully-insured health line of business, offers the following advantages: (1) diversifying our mix of business should, in future years, help to counterbalance cycles in the medical stop-loss line, (2) fully-insured business is less capital intensive than excess insurance, and (3) margins on fully-insured business are less volatile than medical stop-loss insurance. With respect to AMIC's 2005 fourth quarter performance, although our financial results will not be finalized until early March, the margins on the medical stop-loss 2004 underwriting year have continued to deteriorate, which will adversely affect the fourth quarter performance. The Company has taken steps to tighten underwriting standards, and preliminary results indicate a considerable improvement in margins for the 2005 underwriting year, due to our underwriting discipline, although much of this premium will not be recorded until 2006."

Scott Wood, CEO and President of IAC, commented "I am quite confident that through the marketing relationships IAC has developed over the past 28 years, IAC will be able to present multiple opportunities for Independence American to be an issuing carrier. Many carriers with A.M. Best ratings that are the same as Independence American's rating of B++ (Very Good) are successfully writing CDHPs in the small group and individual markets. We are excited to know that we will be able to write business through Independence American."

AMIC is a holding company principally engaged in the health insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in AMIC's filings with the Securities and Exchange Commission.